FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company

Kirkland Lake Gold Ltd. ("Kirkland" or the "Company")
200 Bay Street, Suite 3120
Toronto, Ontario  M5J 2J1

ITEM 2 Date of Material Change

September 28, 2021

ITEM 3 News Release

A joint news release setting out information concerning the material changes described in this material change report was issued by the Company and Agnico Eagle Mines Limited ("Agnico") and disseminated through PR Newswire on September 28, 2021. The news release was subsequently filed on the respective SEDAR and EDGAR profiles of the Company and Agnico.

ITEM 4 Summary of Material Change

On September 28, 2021, Agnico and Kirkland entered into a definitive merger agreement dated September 28, 2021 (the "Merger Agreement") to effect a merger of equals by way of a court-approved plan of arrangement of Kirkland (the "Arrangement") under the Business Corporations Act (Ontario) ("OBCA").

Upon the effectiveness of the Arrangement, and subject to the terms and conditions of the Merger Agreement and the Plan of Arrangement (as defined in the Merger Agreement), Agnico will acquire all of the issued and outstanding common shares of Kirkland ("Kirkland Shares") and, in exchange, the holders of Kirkland Shares ("Kirkland Shareholders") will receive 0.7935 (the "Exchange Ratio") of an Agnico common share (each whole share, an "Agnico Share") for each Kirkland Share held (the "Consideration"). Upon completion of the Arrangement, existing holders of Agnico Shares ("Agnico Shareholders") and Kirkland Shareholders are expected to own approximately 54% and 46% of the then-outstanding Agnico Shares, respectively. The combined company will continue under the name "Agnico Eagle Mines Limited" and will be headquartered at Agnico's existing head office.

ITEM 5 Full Description of Material Change

The Arrangement

On September 28, 2021, Agnico and Kirkland entered into the Merger Agreement pursuant to which, among other things, Agnico has agreed to acquire all of the issued and outstanding Kirkland Shares. The Arrangement will be implemented by way of a Plan of Arrangement of Kirkland under section 182 of the OBCA and is subject to certain conditions as described in more detail below. Assuming the Arrangement is completed, Kirkland will become a wholly-owned subsidiary of Agnico.

Upon the effectiveness of the Arrangement, Kirkland Shareholders will receive 0.7935  of an Agnico Share for each Kirkland Share held. Upon completion of the Arrangement, existing Agnico Shareholders and Kirkland Shareholders are expected to own approximately 54% and 46% of the then-outstanding Agnico Shares, respectively.

In addition, each equity incentive award of Kirkland outstanding prior to the effective time of the Arrangement (the "Effective Time") will be assumed or replaced by Agnico from and after the Effective Time and adjusted based on the Exchange Ratio. All other material terms and conditions of each equity incentive award will remain substantially similar to their pre-Arrangement terms, except that Kirkland deferred share units held by Kirkland directors who are not joining the Agnico Board of Directors (the "Agnico Board") at the Effective Time will have such units settled and cancelled in exchange for a cash payment equal to the fair market value of such units immediately prior to the Effective Time in accordance with the terms of Kirkland's existing deferred share unit plan.

Conditions to Completion of the Arrangement

The Arrangement is subject to a number of conditions, including among others: (1) the approval of the Arrangement (the "Arrangement Resolution") by not less than two-thirds of the votes cast by the Kirkland Shareholders at a special meeting of Kirkland Shareholders (the "Kirkland Meeting"); (2) the approval of the issuance of Agnico Shares to Kirkland Shareholders pursuant to the Arrangement (the "Agnico Resolution") by a simple majority of the votes cast by the Agnico Shareholders at a special meeting of Agnico Shareholders (the "Agnico Meeting"); (3) the approval of the Arrangement by the Ontario Superior Court of Justice (Commercial List) (the "Court"); (4) the approvals under the Competition Act (Canada) and the Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia); (5) the conditional approval of the listing of the Agnico Shares to be issued pursuant to the Arrangement on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"); and (6) Kirkland Shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Kirkland Shares.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants by each of Agnico and Kirkland, including covenants by Agnico and Kirkland to conduct their business in the ordinary course consistent with past practice during the period between the date of the Merger Agreement and the effective date of the Arrangement and to not engage in certain kinds of transactions or take certain actions during this period unless such action is, subject to certain other exceptions set out in the Merger Agreement, consented to in writing by the other party. In addition, each of Agnico and Kirkland has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals, subject to exceptions in respect of certain remedies which Agnico is not required to accept, as outlined in the Merger Agreement. Under the terms of the Merger Agreement, each of Agnico and Kirkland is permitted to continue to pay quarterly dividends at existing rates.

Non-Solicitation and Right to Match

Each of Agnico and Kirkland is subject to reciprocal "non-solicitation" restrictions on their ability to directly or indirectly solicit, initiate, knowingly encourage or facilitate an Acquisition Proposal (as defined in the Merger Agreement) from any person. However, each of Agnico and Kirkland and their respective representatives may, prior to, in the case of Agnico, the approval of the Agnico Resolution, and in the case of Kirkland, the approval of the Arrangement Resolution, engage in or participate in discussions or negotiations with third parties that submit a bona fide written Acquisition Proposal that such party's board of directors has determined, after consultation with its outside financial and legal advisors, constitutes or could reasonably be expected to constitute or lead to a Superior Proposal (as defined in the Merger Agreement), subject to the satisfaction of certain conditions. Among other things, such an Acquisition Proposal may not result from or involve a breach of the "non-solicitation" provisions of the Merger Agreement or the Exclusivity Agreement (as defined in the Merger Agreement). Subject to certain limitations, the board of directors of a party that receives a Superior Proposal (the "Receiving Party") may, following the expiration of a five business day matching period (where the other party does not "match" the Superior Proposal in accordance with the provisions of the Merger Agreement), withdraw or change its recommendation in respect of the Arrangement in response to a Superior Proposal and/or may enter into a Permitted Acquisition Agreement (as defined in the Merger Agreement) in respect of a Superior Proposal. However, notwithstanding any such change in recommendation and/or the entering into of a Permitted Acquisition Agreement, unless the other party has terminated the Merger Agreement as a result, the Receiving Party must cause the Agnico Meeting or the Kirkland Meeting, as applicable, to occur and the Agnico Resolution or the Arrangement Resolution, as applicable, to be voted upon by the shareholders of the Receiving Party and the Receiving Party may not submit to a vote of its shareholders any Acquisition Proposal other than the Agnico Resolution or the Arrangement Resolution, as applicable, prior to the termination of the Merger Agreement in accordance with its terms.

Termination Fee and Expense Reimbursement

The Merger Agreement provides for a reciprocal termination fee of US$450 million and reciprocal expense reimbursement of US$20 million payable by a party in certain circumstances if the Arrangement is not completed and the Merger Agreement is terminated.

Fairness Opinions and Board Recommendations

After consultation with its outside financial and legal advisors, the Agnico Board unanimously approved the Merger Agreement. The Agnico Board recommends that Agnico Shareholders vote in favour of the Agnico Resolution.

In connection with the Arrangement, Agnico engaged TD Securities Inc. and Merrill Lynch Canada Inc. as financial advisors and to provide fairness opinions and retained Trinity Advisors Corporation as financial advisor. TD Securities Inc. provided an opinion to the Agnico Board dated September 27, 2021 to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the Consideration to be paid by Agnico under the Arrangement is fair, from a financial point of view, to Agnico. Merrill Lynch Canada Inc. provided an opinion to the Agnico Board dated September 27, 2021 to the effect that, as of the date of such opinion, based upon and subject to the various assumptions, limitations and qualifications set forth in such opinion (which will be described in the Joint Circular (as defined below)), the Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to Agnico.

Kirkland established a special committee of independent directors (the "Kirkland Special Committee") to consider and make a recommendation with respect to the Arrangement. Based on the unanimous recommendation of the Kirkland Special Committee, and after consultation with its outside financial and legal advisors, the Board of Directors of Kirkland (the "Kirkland Board") unanimously approved the Merger Agreement. The Kirkland Board recommends that Kirkland Shareholders vote in favour of the Arrangement Resolution.

In connection with the Arrangement, the Kirkland Special Committee engaged CIBC World Markets Inc. as financial advisor, and the Kirkland Board engaged BMO Nesbitt Burns Inc. and Maxit Capital LP as financial advisors. BMO Nesbitt Burns Inc. and Maxit Capital LP each provided fairness opinions to the Kirkland Board dated September 27, 2021, and CIBC World Markets Inc. provided a fairness opinion to the Kirkland Special Committee dated September 27, 2021, each to the effect that, as of the date of the respective opinions, and based upon and subject to the assumptions, limitations and qualifications stated in each such opinion, the exchange ratio is fair, from a financial point of view, to the Kirkland Shareholders.

Copies of the fairness opinions of TD Securities Inc., Merrill Lynch Canada Inc., BMO Nesbitt Burns Inc., Maxit Capital LP and CIBC World Markets Inc., and other relevant background information, will be included in the Joint Circular (as defined below) which will be filed with the securities regulatory authorities on SEDAR and mailed to Agnico Shareholders and Kirkland Shareholders in accordance with applicable securities laws.

Governance and Leadership

Upon the effectiveness of the Arrangement, the combined company will continue to be operated under the name "Agnico Eagle Mines Limited" and will be headquartered at Agnico's existing head office.

Following completion of the Arrangement, the new Agnico Board will consist of 13 directors, comprised of seven directors of Agnico and six directors of Kirkland. Effective on closing of the Arrangement, the key senior management team of the combined company will include: (1) Sean Boyd as Executive Chair; (2) Tony Makuch as Chief Executive Officer; (3) Ammar Al-Joundi as the President; (4) Jeffrey Parr as Vice-Chair of the Agnico Board; and (5) Jamie Sokalsky as Lead Director of the Agnico Board. Additional management will be determined prior to closing of the Arrangement.

Support and Voting Agreements

In conjunction with the execution of the Merger Agreement, each of the respective directors and officers of Agnico and Kirkland entered into support and voting agreements (the "Support and Voting Agreements"), pursuant to which, among other things, they agreed to vote the shares held by them in favour of the Agnico Resolution, in the case of the directors and officers of Agnico, and the Arrangement Resolution, in the case of the directors and officers of Kirkland. The Support and Voting Agreements will terminate if, among other things, there is a change in recommendation by the board of the other party.

Interim Order, Agnico Meeting, Kirkland Meeting and Timing

In accordance with the Merger Agreement, Kirkland has agreed to make an application for an interim order (the "Interim Order") of the Court. The Interim Order is expected to contain directions with respect to the Arrangement and the calling and conduct of the Kirkland Meeting.

Further information regarding the Arrangement will be contained in a joint information circular ("Joint Circular") that Agnico and Kirkland will mail to their respective shareholders in connection with the Agnico Meeting and the Kirkland Meeting on or around November 1, 2021. The record date for the determination of Agnico Shareholders and Kirkland Shareholders entitled to receive notice of and to vote at the Agnico Meeting and the Kirkland Meeting, respectively, is October 13, 2021. Subject to Kirkland receiving the Interim Order, the Agnico Meeting and the Kirkland Meeting are scheduled to take place on November 26, 2021. Securityholders are urged to carefully review the Joint Circular once available.

The Merger Agreement provides that the outside date for completion of the Arrangement is March 31, 2022, which date can be unilaterally extended by either party for up to an additional 60 days if one or more of the key regulatory approvals in the Merger Agreement have not been received by March 31, 2022 (the "Outside Date"). It is anticipated that closing of the Arrangement will occur in December 2021 or the first quarter of 2022, subject to satisfaction of the conditions under the Merger Agreement.

Following completion of the Arrangement, the Agnico Shares will continue to trade on the TSX and the NYSE, subject to approval or acceptance of each exchange in respect of the Agnico Shares being issued in connection with the Arrangement. The Kirkland Shares are expected to be delisted form the TSX, NYSE and the Australian Securities Exchange following consummation of the Arrangement.

The above description of the Arrangement, the Merger Agreement, the Support and Voting Agreements and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement (including the Plan of Arrangement attached thereto) and the Support and Voting Agreements. A copy of the Merger Agreement and the forms of Support and Voting Agreements are being filed on Agnico's SEDAR and EDGAR profiles and are available for viewing at www.sedar.com and www.sec.gov. The representations, warranties and covenants contained in the Merger Agreement and the Support and Voting Agreements were made only for purposes of each such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement and the Support and Voting Agreements, as applicable, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement and the Support and Voting Agreements, as applicable, instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Agnico or Kirkland or any of their subsidiaries or affiliates.

ITEM 5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Jennifer Wagner, Executive Vice President, Corporate Affairs and Sustainability at (416) 840-7884

ITEM 9 Date of Report

October 8, 2021

Forward-Looking Statements

This material change report includes "forward-looking information" within the meaning of applicable securities laws and referred to herein as "forward-looing statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward-looking statements. These forward-looking statements can be identified by the use of words such as "could", "expect", "may", "will", "would" or similar terms. Forward-looking statements in this material change report include, but are not limited to: statements relating to the expected outcomes of the Arrangement; the ability of Agnico and Kirkland to satisfy the conditions to the complete the Arrangement on the terms and in the timing described, or at all; the composition of the shareholders, board of directors and management team of the combined company; the ability of Agnico to issue securities pursuant to the Arrangement; the continuing name and head office of the combined company; the receipt of the Interim Order and the anticipated timing thereof; the anticipated timing of mailing of the Joint Circular, the holding of the Agnico Meeting and the Kirkland Meeting and the completion of the Arrangement; and timing and receipt of shareholder, court, stock exchange, and regulatory approvals of the Arrangement, including the necessary Competition Act (Canada) and Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia) approvals; and expectations regarding future dividends.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Kirkland as of the date of such statements, are inherently subject to significant business, economic, operational, and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of Kirkland to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. The key factors and assumptions made by Kirkland in this material change report include: the time required to prepare and mail shareholder meeting materials, including the Joint Circular; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals of the Arrangement; and the ability of the parties to satisfy, in a timely manner, the other conditions contained in the Merger Agreement.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, without limitation: that the Arrangement may not be completed in a timely basis, or at all; the conditions contained in the Merger Agreement may not be satisfied; failure to obtain necessary shareholder, court, stock exchange or regulatory approvals of the Arrangement; the emergence of a superior proposal in respect of either party; the extent and manner to which COVID-19, and measures taken by governments, Agnico, Kirkland or others to attempt to reduce the spread of COVID-19, may affect Agnico and Kirkland or the Arrangement; the ability to realize the anticipated benefits of the Arrangement or implementing the business plan for the combined company, including as a result of a delay in completing the Arrangement or difficulty in integrating the businesses of the companies involved (including the retention of key employees); and general business and economic conditions.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Additional risks and factors that could affect Kirkland's ability to achieve the expectations set forth in the forward-looking statements contained in this material change report or affect Kirkland's operations or financial results are included in Kirkland's annual information form for the year ended December 31, 2020 and the management information and discussion for the three and six months ended June 30, 2021, filed under its SEDAR profile at www.sedar.com, as well as Kirkland's other filings with the Canadian securities regulators. Other than as required by law, Kirkland does not intend, and does not assume any obligation, to update these forward-looking statements.